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Exhibit 99



FOR IMMEDIATE RELEASE                    PETER NASCA (PNASCA@PNAPR.COM)
                                         EDWARD DONATO (EDONATO@PNAPR.COM)
                                         (305) 937-1711







             CHAMPIONLYTE HOLDINGS, INC FILES LAWSUIT AGAINST FORMER
          CHAIRMAN AND CEO, CHIEF FINANCIAL OFFICER AND NEW YORK-BASED
                    FIRM TO RECLAIM SYRUP COMPANY SUBSIDIARY

                                    - - - - -

         SUIT ALLEGES GROUP CONSPIRED TO FRAUDULENTLY CONVEY ASSET WHICH HISTORICALLY ACCOUNTED FOR NEARLY 90 PERCENT OF COMPANY'S REVENUES

     MIAMI - JUNE 3, 2003 - ChampionLyte Holdings, Inc., formally ChampionLyte Products, Inc. (OTCBB:CPLY) announced today it has filed a lawsuit in the Circuit Court of the 15th Judicial Circuit in Palm Beach County against former Company Chairman and CEO Alan Posner, former Chief Financial Officer of the Company, Chris Valleau as well as InGlobalVest, Inc. a New York-based firm and its principals, alleging the fraudulent conveyance of the firm's Old Fashioned Syrup Company, Inc. subsidiary.
     The suit alleges the defendants engaged "in a fraudulent scheme to deprive ChampionLyte of its principal asset and primary source of revenue for grossly inadequate consideration (only $15,000) without notice of approval of the Board of Directors of ChampionLyte, without notice and approval of U.S. Bancorp Investments, Inc. (the holder of ChampionLyte's preferred stock) as required by the terms of certain agreements and the Amended Articles of Incorporation for ChampionLyte, without notice and approval by the shareholders at large as required by Florida statues for sales of assets of a corporation other than in the regular course of business and in violation of the antifraud provisions of the Florida Securities Investor Protection Act (FSIPA).

The suit further alleges that Posner, acting in concert with Valleau, by and through

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CPLY FILES SUIT AGAINST FORMER CEO   2-2-2

InGlobalVest and its representatives "devised a fraudulent plan to improperly and unlawfully strip ChampionLyte of its ownership and control of ChampionLyte's valuable, wholly-owned subsidiary, the Syrup Company, as well as other valuable property, equipment and assets that were owned by the Syrup Company including long-term licensing agreements, specifically with Cumberland Farms for the rights to name Sweet'N Low(R) worth hundreds of thousands of dollars."

     Prior to the time it was taken  away from the  Company,  The Old  Fashioned
Syrup Company was generating nearly one million dollars in annual revenues, which was historically representing approximately 90 percent of the Company's total sales. The Company manufactures, distributes and markets three flavors of Sweet'N Low(R) brand sugar-free syrups. The products are sold in more than 20,000 retail outlets including some of he nation's largest supermarket chains.

     ChampionLyte Holdings, through its wholly owned subsidiary ChampionLyte Beverages, Inc., manufactures, markets, sells and distributes ChampionLyte(R), the first completely sugar-free entry in the multi-billion dollar isotonic sports drink market.

     According to the suit, Posner and Valleau "used the pretext of an imminent payment due to a licensee of the Syrup Company (Cumberland Farms) as a reason to obtain a short-term convertible loan (the "Sham Loan") from InGlobalVest on or about November 27, 2002 for $15,000. The terms of such loan provided that in the event the loan was not repaid by the Syrup Company, on or before December 13, 2002, together with accrued interest, that InGlobalVest, which was formed only two weeks before could, at its option, convert the principal amount of the Sham Loan into the number of share equivalent to 66 2/3 percent of the issued and outstand common stock in the Syrup Company." The lawsuit alleges that "in reality, the Sham Loan was nothing more than a ruse to disguise the sale of a majority interest in the Syrup Company for a mere $15,000."

     As the maturity date approached, then Company Vice President, Mark Streisfeld, told Posner and Valleau that members of his family, who had already loaned ChampionLyte $140,000, would pay off the Sham Loan. Streisfeld also informed these two individuals that another large shareholder of ChampionLyte as well as Mark Streisfeld himself, would make the same offer. The suit alleges that Posner falsely told Streisfeld he

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CPLY FILES SUIT AGAINST FORMER CEO   3-3-3

 (Posner) would not accept such offers because he would obtain the necessary extensions on the maturity date of the Sham Loan in order to avoid default. However, the loan defaulted without the knowledge of Streisfeld or the investing public at large.

     The suit further claims that ChampionLyte Holdings has suffered irreparable damage and seeks to rescind the sale of the securities in the Syrup Company to InGlobalVest and restore ChampionLyte, the Syrup Company and InGlobalVest to "their respective positions prior to the time the Sham Loan transaction was entered. This would effectively restore ChampionLyte's 100 percent ownership interest in the Syrup Company."

      Posner, on or about January 14, 2003, resigned from his positions as secretary and treasurer of the Syrup Company. He now serves as a director of the Syrup Company under the control of InGlobalVest.

     "This scheme by former officers of the Company is an egregious act against the shareholders of ChampionLyte," said current ChampionLyte Holdings President David Goldberg. "We are utilizing every resource at our disposal to rescind the sale of the Syrup Company and get it back into the rightful ownership of the Company and its shareholders."

     "We firmly believe the Syrup Company belongs to our Company and its assets, the revenues it generates and its established chains of distribution will greatly assist in the ongoing restructuring of the new ChampionLyte Holdings, Inc." Goldberg added.

ABOUT CHAMPIONLYTE HOLDINGS, INC.

ChampionLyte Holdings, Inc. is a fully reporting public company whose shares are quoted on the OTC Bulletin Board under the trading symbol CPLY. Its recently formed beverage division, ChampionLyte Beverages, Inc., a Florida corporation, manufactures, markets and sells ChampionLyte(R), the first completely sugar-free entry into the multi-billion dollar isotonic sports drink market.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain of the statements contained herein, which are not historical facts, are forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. These forward-looking statements may be impacted, either positively or negatively, by various factors. Information concerning potential factors that could affect the Company is detailed from time to time in the Company's reports filed with the Securities and Exchange Commission.


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